Exhibit 10.4

[Avon Letterhead]

Personal & Confidential
Ms. Sherilyn McCoy
Chief Executive Officer
Avon Products, Inc.

Re:    Severance Benefit Letter Agreement and General Release of Claims
Dear Sheri:

Pursuant to the letter dated August 2, 2017 regarding the terms of your transition and retirement as Chief Executive Officer of Avon Products, Inc. (“Avon” or the “Company”) (the “Retirement Letter”), this Severance Benefit Letter Agreement and General Release of Claims (this “Agreement”) sets forth the terms and conditions of your severance benefits consistent with the terms of the Avon Products, Inc. Severance Pay Plan (the “Severance Plan”) for Class A Employees. However, because the Severance Plan limits total payouts to any participant to no more than $550,000 for separations that occur in 2018 (the “409A Limit”), and as a Class A Employee your total severance payments are in excess of the amount that would otherwise be provided under the Severance Plan, this Agreement will be provided to you in lieu of any benefits payable under the Severance Plan and you agree that you waive all your rights to benefits under the Severance Plan.
The severance benefits being offered to you are a collection of benefits consisting of cash salary continuation plus certain other benefits as described below. For clarity, this collection of severance benefits will be called the “Severance Benefits.” The Severance Benefits are being offered to you in consideration of this Agreement.
To be eligible for the Severance Benefits, as detailed below, you must: (1) not resign before the Separation Date (defined in Paragraph 1); (2) timely sign this Agreement; and (3) allow this Agreement to become effective and irrevocable (by not revoking it within seven days of your signature). See the Paragraph 25 entitled Permissible Time to Sign Agreement regarding the timing requirements for deciding whether to execute this document.
Until this Agreement becomes effective, you are not eligible for and do not have a binding right to the Severance Benefits. The below paragraphs briefly describe the treatment of your participation in Avon’s benefit plans after the Separation Date. Please

Exhibit 10.4

note, however, that the actual written plan documents for the relevant benefit plans set forth the terms and conditions of benefits and control in the event of differences described herein.

1.	Last Day of Active Employment
As provided for in the Retirement Letter, your last day of active employment with Avon is March 31, 2018 (the “Separation Date”). If you are entitled to any payment for accrued but unused paid time off benefits (e.g., vacation) through your last day of work, in accordance with applicable law, or the terms of an applicable Avon policy, you will receive a separate payment representing such amount(s), if any.

2.	Salary Continuation
If you elect to receive the Severance Benefits by entering into this Agreement, you will receive salary continuation for 24 months immediately following the Separation Date (referred to as the “Salary Continuation Period”) based upon your annual base salary as in effect on the Separation Date. Avon payroll will calculate the total amount of salary continuation payable, in accordance with Avon’s normal payroll practices.
Because you are one of the top 50 highest paid employees at Avon (a “specified employee”), under Internal Revenue Code Section 409A (“Section 409A”), the section which governs nonqualified deferred compensation (including separation agreements), certain limitations may apply on how the separation payments will be made to you if the total severance payments exceed the 409A Limit. Since your total severance payments are expected to exceed the 409A Limit, you will receive your severance in two tranches:

(a)
The first tranche (“Tranche A”) will be equal to the 409A Limit, payable over the Salary Continuation Period in substantially equal, bi-weekly installments (less applicable deductions) on each of Avon’s regular payroll dates (it being understood that the first of such installments shall not be made unless and until this Agreement becomes effective and irrevocable (by your not revoking it within seven days of your signature) in accordance with Paragraph 25).

(b)
The second tranche (“Tranche B”) will be equal to the remaining amount of salary continuation owed to you under this Agreement in excess of the 409A Limit, payable from the first administratively feasible Avon regular payroll date that occurs in the seventh (7th) month following the Separation Date through the end of the Salary Continuation Period, in substantially equal, bi-weekly installments (less applicable deductions) on each of Avon’s regular payroll dates.

Where both tranches are being paid at the same time, there will be one check paid to you by Avon. For the avoidance of doubt, payments under Tranche A are intended to be exempt from the requirements of Section 409A. Payments under Tranche B are intended to either be exempt from the requirements of Section 409A or satisfy any applicable requirements of Section 409A for payments of nonqualified deferred compensation to specified employees.
The Severance Benefits are instead of any other severance benefits that may otherwise be contemplated under any agreement with Avon or any Avon plan, policy or program.
During the Salary Continuation Period, as explained below, you will be eligible to continue to participate in certain of Avon’s benefit plans in accordance with the provisions of the relevant plan documents, including any amendments to those plans that may be enacted from time to time, and any applicable elections that you may have on file with Avon. You will not, however, accrue any vacation days or be eligible for any other benefits provided to active employees during the Salary Continuation Period, other than those expressly provided for herein and/or as otherwise required by law.
Notwithstanding the foregoing, if you are receiving the Severance Benefits in the form of salary continuation but you accept a position with another business entity, Avon may elect, in its sole discretion, to pay any remaining cash severance payments to you in the form of a lump sum payment (except that any such election to accelerate payment will not apply to the extent that it would violate Section 409A), in which case your participation in all Avon benefit plans (for example, the active medical plan) will cease, and your “Salary Continuation Period” will cease. However, as used in Paragraphs 10(c), 10(d), or 10(e), below, the “Salary Continuation Period” shall mean the entire period of time that you would have received salary continuation payments under this Paragraph 2 had you not received all or a portion of your severance payments in the form of a lump sum payment as described in this paragraph.

Exhibit 10.4

3.	Retirement Plans

a.	Avon Products, Inc. Personal Retirement Account Plan (“PRA”)
If you enter into this Agreement and are eligible for the Severance Benefits, you will continue to be credited with service under the PRA during the Salary Continuation Period, pursuant to and in accordance with the terms of the PRA, including any amendments to the PRA that may be enacted from time to time. This means that as a participant under the “cash balance” benefit formula set forth therein, you can only continue to accrue vesting service, if applicable, during the Salary Continuation Period. In the month following the end of the Salary Continuation Period, you may take a distribution from the PRA in the form you then elect, in accordance with the terms of the PRA.

b.	Benefit Restoration Plan of Avon Products, Inc. (the “Restoration Plan”)
If you enter into this Agreement and are eligible for the Severance Benefits, your benefit under the Restoration Plan, if payable, will be calculated and paid taking into account the Salary Continuation Period in accordance with the terms of the Restoration Plan. Because you are considered a specified employee under Section 409A at the time of the Separation Date, payments of benefits under the Restoration Plan will be subject to a six-month delay from the Separation Date, and so any benefits payable to you under the Restoration Plan will not commence until the seventh (7th) month following the Separation Date.

4.
Avon Personal Savings Account Plan: With respect to the Avon Personal Savings Account Plan (the “PSA”), also known as the 401(k) Plan, you are considered a terminated employee on the Separation Date. Even if you enter into this Agreement and are eligible for the Severance Benefits, you will not be entitled to participate in the PSA during the Salary Continuation Period. Upon the Separation Date, you may take a distribution of your benefits immediately. You may roll over the contents of your PSA account into an Individual Retirement Account or other tax-deferred savings account in accordance with the PSA and applicable tax rules. Please consult with your accountant or tax advisor before doing so. Any outstanding PSA loans you may have are payable within three (3) months after your Separation Date if you do not make arrangements to continue to make regular loan repayments after the Separation Date through the PSA third party administrator, Empower Retirement. You should contact Empower Retirement if you have an outstanding plan loan.

5.	Cash Incentive Award
Regardless of whether or not you enter into this Agreement and are eligible for the Severance Benefits, your annual incentive award for 2017 will (if it has not already been paid to you as of the date hereof) be paid to you in accordance with the applicable annual incentive plan, as amended by the Retirement Letter. Accordingly, your annual incentive award for 2017 is payable on the same basis and at the same time as such awards are paid to other senior executive officers, except that the amount of your award will be the greater of (i) the amount determined based solely on the level of attainment of existing performance conditions of such award and (ii) $900,000.
Consistent with the Retirement Letter, you will not be eligible for an annual incentive award for any years after 2017. As a reminder, all cash incentive awards are subject to Avon’s compensation recoupment policy.

6.	Equity Awards
Regardless of whether or not you enter into this Agreement and are eligible for the Severance Benefits, each equity award (such as restricted stock units and stock options) will continue to be governed by the applicable equity agreement(s) and the applicable stock incentive plan(s). As provided for in the Retirement Letter, for purposes of vesting and determining the amount of payment (including shares of stock) that may be due to you (but not the timing of any such payment), under those plans or arrangements, your separation from service will occur on the Separation Date (except if you are a Bad Leaver as defined in the Retirement Letter). For the avoidance of doubt, you are “retirement-eligible” for purposes of vesting, and for stock option exercise, under the terms of such incentive plans outstanding equity agreements.
Consistent with the Retirement Letter, you will not receive a long-term incentive plan or other equity based incentive award in any years after 2017.

7.	Career Transition and Development Services
If you enter into this Agreement and are eligible for the Severance Benefits, you will receive career transition and development services (outplacement services) provided by a vendor and program selected by Avon. More information will be provided to you under separate cover closer to the Separation Date. Your eligibility for outplacement services will begin on the day following the Separation Date and will continue for twelve (12) months following the Separation Date. If, at the conclusion of this initial career transition and development period, you have not found new employment, you may be eligible for a maximum of twelve (12) additional months of career transition and development services, to be granted in one-month increments at the sole discretion of Avon.

Exhibit 10.4

8.	Health and Welfare Plans
If you enter into this Agreement and are eligible for the Severance Benefits, then provided that you are a participant in the applicable Avon plan as of the Separation Date, you generally will continue to be eligible to participate in the following benefit plans during the Salary Continuation Period: Medical, Dental, Vision, Employee Assistance Program, Group Life Insurance, Supplemental Group Life Insurance, Group Accidental Death and Dismemberment (“AD&D”) and Supplemental Group AD&D. For the avoidance of doubt, upon the end of your assignment in the United Kingdom, you will cease to be eligible for Avon’s international assignee medical plan, and upon your repatriation you will instead be eligible to enroll in the group health benefit programs for U.S. employees. For those plans requiring premium payments, you will be required to pay the same portion of the total premium as an active associate pays. If you elect to continue Medical, Dental and/or Vision coverage, your benefit coverage level will be provided at the benefit coverage level that you previously selected, subject to Avon’s right to amend, modify, or terminate such arrangements at any time. But note, however, because you are considered one of the top 25% highest paid associates at Avon per Internal Revenue Service regulations, you will be paying your entire premiums on an after-tax basis and your Form W-2s will include imputed income equal to value of the subsidized premiums being provided by Avon, as required by the Internal Revenue Code. Because of this required tax treatment, the cost to you of continuing coverage may be substantially higher than while you were actively employed. You may wish to consult a tax advisor to see how this change may impact you.
Also, in the event that during the Salary Continuation Period you should become employed by another employer and are provided with medical and/or dental insurance coverage, you may either drop your Avon coverage or continue your coverage under both plans. Under the second alternative, your coverage will be coordinated between the two plans, with your new employer’s plan serving as the primary payer.
In the event that your group health plan coverage ceases during the Salary Continuation Period due to a “qualifying event,” or due to the expiration of the Salary Continuation Period, you will then be entitled to elect continued coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) at your own expense, assuming you satisfy the requirements of COBRA.
In addition, pursuant to Section 409A, the following rules apply to your continued receipt of the above welfare benefits to the extent those benefits are not exempt from the requirements of Section 409A: (x) to the extent that any such benefit is provided via reimbursement to you, no such reimbursement will be made by Avon later than the end of the year following the year in which the underlying expense is incurred; (y) any such benefit provided by Avon in any year will not be affected by the amount of any such benefit provided by Avon in any other year; and (z) under no circumstances will you be permitted to liquidate or exchange any such benefit for cash or any other benefit.
Other Welfare Benefits
Regardless of whether or not you are eligible for the Severance Benefits, your participation in all other welfare programs, including but not limited to the Short-Term and Long-Term Disability plans, will cease following the Separation Date.
Also, when your group life insurance coverage terminates at the end of the Salary Continuation Period, you may be entitled to convert the group coverage to individual life insurance coverage. Please contact the group life insurance vendor (currently Liberty Mutual at 888-787-2129) before your group life insurance coverage terminates for details.

9.	Perquisites

a.	Executive Health Exam
If you enter into this Agreement and are eligible for the Severance Benefits, and if you have not already received your annual Executive Health Exam in the calendar year in which your Severance Date occurs, you may still receive the exam for up to the earlier of three (3) months following the Separation Date or the end of the calendar year in which the Separation Date occurs. Note, however, that because you are considered a “specified employee” under Section 409A, reimbursements for an Executive Health Exam after the Separation Date will be subject to a six-month delay from the Separation Date, and so any such reimbursements will be payable to you no earlier than the seventh (7th) month following the Separation Date.

b.	Repatriation Benefits

Exhibit 10.4

Consistent with the Retirement Letter, your international assignment benefits will cease on March 31, 2018, except as follows. Following the end of your international assignment, you will receive the repatriation benefits as described in your International Assignment Letter Agreement with the Company, dated as of July 20, 2016 (the “Assignment Letter”). For the avoidance of doubt, this will include tax assistance and tax equalization benefits for so long as you are subject to United Kingdom taxes on your Company compensation, and will include any lease termination fees and any other similar fees and penalties you may incur as a result of a termination of your international assignment prior to the originally scheduled date, provided that you will use your reasonable efforts to mitigate the amount of any such fees and penalties. In addition, for the avoidance of doubt, the tax equalization benefits that you have been provided continues to be subject to the terms and conditions of the Company’s applicable tax equalization policies, which includes, but is not limited to, your obligation to cooperate with Avon and repay to Avon, as applicable, any tax balances or other amounts determined by Avon to be owed by you as a result of the finalization of the tax equalization process for any applicable tax years.
Payments or reimbursements provided to you under this Paragraph 9(b) that are not otherwise excludible from gross income are intended to be exempt from Section 409A, pursuant to Treas. Reg. § 1.409A-1(b)(9)(v)(A) or (C), and as such, (i) such payments or reimbursements shall be paid or provided to you only to the extent that the expenses are not incurred, or the benefits are not provided, beyond the last day of the second calendar year following the calendar year in which your “separation from service” occurs, and (ii) such expenses shall be reimbursed no later than the last day of the third calendar year following the calendar year in which your “separation from service” occurs.

c.	Other Perquisites
Regardless of whether or not you are eligible for the Severance Benefits, the following perquisites that you were eligible to receive while employed by Avon will cease on the Separation Date: (i) financial planning and tax preparation services that you were eligible to receive while employed by Avon, other than those described in Paragraph 9(b) above, (ii) home security services, and (iii) use of a car and driver and all other transportation services.
To the extent that your receipt of the above perquisite(s) are subject to Section 409A, the following rules will apply: (x) to the extent that any such perquisite is provided via reimbursement to you, no such reimbursement will be made by Avon later than the end of the year following the year in which the underlying expense is incurred; (y) any such perquisite provided by Avon in any year will not be affected by the amount of any such perquisite provided by Avon in any other year; and (z) under no circumstances will you be permitted to liquidate or exchange any such perquisite for cash or any other benefit.

10.	Your Obligations to Avon
In consideration for the Severance Benefits, you agree to the following:

a.
Confidentiality: You agree to keep and hold in strict trust all Confidential Information (defined below) that you obtained or generated during or as a result of your employment at Avon. You promise not to knowingly use, disclose, copy, distribute or reverse-engineer, directly or through persons interposed, without Avon’s prior written consent (which may only be provided by the Chairman of the Board of Directors of Avon (the “Chairman”)), as and from this date, and at any time, Avon’s Confidential Information. For this purpose, “Confidential Information” means any secret, confidential, and/or proprietary information or knowledge relating to Avon or related to any of Avon’s affiliated companies, and/or their respective businesses, agents, employees, customers and independent sales representatives, that is not generally known to the public. Such Confidential Information includes, but is not limited to, financial information and projections, marketing information and plans, product formulations, samples, processes, production methods, intellectual property and trade secrets, data, know-how, sales, market development programs and plans, and other types of information not generally known to the public, including non-public unpublished or pending patent applications and all related patent rights, techniques, formulae, processes, discoveries, improvements, ideas, conceptions, compilations of data, and developments, whether or not patentable and whether or not copyrightable. Notwithstanding your confidentiality obligations, you are permitted to disclose Confidential Information that is required to be disclosed by you pursuant to judicial order or other legal mandate, provided that you have given Avon prompt notice of the disclosure requirement, and that you fully cooperate with any efforts by Avon to obtain and comply with any protective order imposed on such disclosure.

In accordance with the Defend Trade Secrets Act of 2016, you are hereby notified by Avon that you will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (i) is made (x) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (y) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in

Exhibit 10.4

a complaint or other document that is filed under seal in a lawsuit or other proceeding. You are further notified by Avon that, if you file a lawsuit for retaliation by an employer for reporting a suspected violation of law, then you may disclose the employer’s trade secrets to your attorney and use the trade secret information in the court proceeding if you: (A) file any document containing the trade secret under seal; and (B) do not disclose the trade secret, except pursuant to court order.

b.
Use of Confidential Information: You agree that you will not use Avon’s Confidential Information in connection with any publicity, advertising, endorsement or other promotion. You further agree not to use Avon’s trademarks, logos, service marks or other intellectual property in any form of advertising, publicity or release without Avon’s prior written approval. You understand that nothing in this Agreement shall be construed to prevent lawful communications regarding working conditions, or other terms and conditions of employment protected under Section 7 of the National Labor Relations Act or applicable state law.

c.
Non-solicitation: You will not, without Avon’s prior written consent (which may only be provided by the Chairman), during the Salary Continuation Period, directly or indirectly, or your own behalf or in the service of or on behalf of others, hire, solicit, attempt to hire or aid in the solicitation of, any employee of Avon or an affiliated company, including any solicitation or recruitment of such employee to take him or her away from or to leave his or her Avon (or affiliated company’s) employment to work for any other employer or other entity.

d.
Non-competition: Notwithstanding anything else in this Agreement, you will not, during the Salary Continuation Period, without Avon’s prior written consent (which may only be provided by the Chairman), directly or indirectly, or your own behalf or in the service of or on behalf of others, accept employment with, or act as a consultant or independent contractor to, any company engaged in the direct selling business or beauty business within or without the United States including, but not limited to, the following: Amway Corp./Alticor Inc., Amore Pacific, Arabela, Arbonne, Beiersdorf (Nivea), COTY, De Millus S.A., Ebel Int’l/Belcorp Corp., Elizabeth Arden, Faberlic, Herbalife Ltd., Inter Parfums, Jequiti, Lady Racine/LR Health & Beauty Systems GmbH, LG Health & Household, L’Occitane, L’Oréal Group/Cosmair Inc., Mary Kay Inc., Mistine/Better Way (Thailand) Co. Ltd., Natura Cosmetics S.A., Neways Int’l, NuSkin Enterprises Inc., O Boticário, Oriflame Cosmetics S.A., Origami Owl, Reckitt Benckiser PLC, Revlon Inc., Rodan & Fields, Shaklee Corp., Shiseido, Stella & Dot, Silpada, The Body Shop Int’l PLC, The Estée Lauder Companies Inc., The Procter & Gamble Company, Tupperware Corp., Unilever Group (N.V. and PLC), Vorwerk & Co. KG/Jafra Worldwide Holdings (Lux) S.à.R.L. Inc., Yanbal Int’l (Yanbal, Unique), Younique or any of their affiliates.

e.
Cooperation: By signing this Agreement, you are agreeing that you may be reasonably requested from time to time by Avon: (x) to advise and consult on matters within or related to your expertise and knowledge in connection with the business of Avon; (y) to make yourself available to Avon to respond to requests for information concerning matters involving facts or events relating to Avon; and (z) to assist with pending and future litigation, investigations, arbitrations, and/or other dispute resolution matters. You will receive reimbursement for reasonable out-of-pocket expenses incurred in connection with such assistance. In addition, if you provide such post-termination assistance after the Salary Continuation Period ends, you will be paid for your time expended at the Company’s request on such matters at an hourly rate equal to your weekly rate of base salary in effect at the time of your termination, divided by 40 hours, subject to your submission to the Company of your monthly invoices. For the avoidance of doubt, with respect to any post-termination cooperation you may provide under this section, you will not be an employee of, but rather an independent contractor to, the Company, and you will not be credited with compensation, service or age credit for purposes of eligibility, vesting or benefit accrual under any employee benefit plan of Avon (including the long-term incentive plan).

f.
By signing this Agreement, you acknowledge that you understand that violations of any of the preceding covenants are material and that any violations may result in a forfeiture, at Avon’s sole discretion, of your benefits and payments under this Agreement (including salary continuation, whether or not already paid), but do not relieve you of your continuing obligations under this Agreement. You agree that Avon’s remedies at law for any breach by you of the preceding covenants will be inadequate and that Avon will also have the right to obtain immediate injunctive relief, without a bond, so as to prevent any continued breach of any of these covenants, in

Exhibit 10.4

addition to any other available legal remedies. It is understood that any remedy available at law or in equity shall be available to Avon should the preceding covenants be breached.

g.
By signing this Agreement, to the fullest extent allowed by law, you agree not to commence, join, participate in, or assist any lawsuit, action, investigation or proceeding arising from or relating to any act or omission by any of the “Avon Released Parties” (as that term is defined in Paragraph 18 below) unless you are compelled by law to do so and you also agree not to recover or seek to recover any damages, backpay or other monetary relief as part of any action or class action brought by any other individual, the EEOC, or any other civil rights or governmental agency.

11.	E-Mail and Voicemail: You acknowledge and understand that your access to Avon’s e-mail and voicemail, as well as other communication systems, will be discontinued as of the Separation Date.

12.
Return of Avon Property: On or before the Separation Date, you agree to promptly deliver to Avon, and not keep in your possession, duplicate, or deliver to any other person or entity, any and all property (whether in hard copy, physical form, or electronic form) that belongs to Avon or any of its affiliated companies, including, without limitation, automobiles, computer hardware and software, cell phones, Blackberrys, iPhones, Androids, other smartphones, iPads, other tablets, thumb drives, other electronic equipment, keys, credit cards, identification cards, records, files, data, and other documents and information, including any and all copies of the foregoing.

13.
Entire Agreement and Amendments to Agreement: You acknowledge that the only consideration for your execution and non-revocation of this Agreement (which includes a general release of claims) are the benefits which are expressly stated in this document. All other promises or agreements of any kind, including but not limited to, your offer letter dated as of April 4, 2012, the Assignment Letter and the Retirement Letter, that have been made by or between the parties or by any other person or entity whatsoever that are related to the subject matter of this Agreement are superseded, revoked and cancelled by this Agreement, except as specifically provided for in this Agreement; provided, that any arbitration, nondisclosure, intellectual property protection, non-solicit, non-compete or classified information provisions and/or agreements with the Company continue to apply in accordance with their terms (and the greater protection to Avon applies in the event of any conflict between this Agreement and such other agreements) and any plans (such as the PRA), equity award agreements, or policies that are referenced in this Agreement as continuing to be applicable (including, without limitation, the Company’s “Associate Arbitration Policy”) are not superseded and will remain in effect. In addition, any compensation recoupment provisions, practices or policies, including the Company’s Amended & Restated Compensation Recoupment Policy, will continue to apply, as applicable. Also, your entitlement to be indemnified for acts and omissions to act occurring while an officer, director or employee and for coverage as an insured under applicable directors and officers liability insurance continues to apply. You agree that this Agreement may not be changed orally, by email, or by any other form of electronic communication, but only by a written agreement signed by both you and an authorized representative of Avon.

14.
Severability: You agree that the provisions of this Agreement are severable. If a provision or any part of a provision is held to be invalid under any law or ruling, all of the remaining provisions of this Agreement will remain in full force and effect and be enforceable to the extent allowed by law. If any restriction contained in this Agreement is held to be excessively broad as to duration, activity, or scope, then you agree that such restriction may be construed, “blue-penciled” or judicially modified so as to be limited or reduced to the extent required to be enforceable under applicable law.

15.
Voluntary Nature: You are not required to enter into this Agreement. Any election to do so by you is completely voluntary. By signing this Agreement, you warrant and represent that you have read this entire Agreement, that you have had an opportunity to consult fully with an attorney, and that you fully understand the meaning and intent of this Agreement. Further, you knowingly and voluntarily, of your own free will, without any duress, being fully informed, and after due deliberation, accept its terms and sign below as your own free act. You understand that as a result of executing this Agreement, you will not have the right to assert that Avon or any other Avon Released Party (as defined in this Agreement in Paragraph 18 below) unlawfully terminated your employment or violated any of your rights in connection with your employment.

Exhibit 10.4

16.
Governing Law: You agree that this Agreement (which includes a general release of claims) will be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of laws principles, and federal law where applicable. Any legal action to enforce this Agreement, by either party, shall be subject to arbitration in accordance with Avon’s “Associate Arbitration Policy”. To the extent that Avon is seeking equitable relief to enforce your obligations under this Agreement, Avon may seek such relief as provided in the Paragraph 10 entitled Your Obligations to Avon in any federal, state or local court in any jurisdiction.

17.
Election Not to Accept the Severance Benefits: Should you elect not to enter into this Agreement and reject the Severance Benefits, you will be provided only with the basic severance as defined under the Severance Plan (two weeks of base salary, less applicable withholdings) and continued coverage under certain Avon benefit plans during that two week period (or, for some plans, until the last day of the month in which such payments end, in accordance with the terms of such plans (which control in the event of any discrepancy herein)). Following this two-week salary continuation period, you will be notified by a separate letter of your right to elect continued group health plan coverage, at your own expense, under COBRA, as applicable.

18.	General Release of Claims
In consideration of the Severance Benefits and the other terms and conditions of this Agreement, you agree, on behalf of yourself and your heirs, executors, administrators, and assigns, to forever release, dismiss, and discharge (except as provided by this Agreement) Avon and its affiliated companies and each of their respective current and former officers, directors, associates, employees, agents, employee benefit plans, employee benefit plan fiduciaries, employee benefit plan trustees, employee benefit plan administrators, representatives, attorneys, shareholders, successors and assigns, each and all of them in every capacity, personal and representative (collectively referred to as the “Avon Released Parties”), from any and all actions, causes of action, claims, suits, losses, demands, judgments, charges, contracts, obligations, debts, and liabilities of whatever nature (“Claims”), that you and your heirs, executors, administrators, and assigns have or may hereafter have against the Avon Released Parties or any of them arising out of or by reason of any cause, matter, or thing whatsoever from the beginning of the world to the date hereof, including, without limitation:

•	All Claims arising from your employment relationship with Avon and the termination of such relationship;

•	All Claims arising under any federal, state, or local constitution, statute, rule, or regulation, or principle of contract law or common law;

•	All Claims for breach of contract, wrongful discharge, tort, breach of common-law duty, or breach of fiduciary duty;

•	All Claims for violation of laws prohibiting any form of employment discrimination or other unlawful employment practice, including without limitation, as applicable:

◦	The Worker Adjustment and Retraining Notification Act of 1988, as amended, 29 U.S.C. §§ 2101 et seq.;

◦	Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. §§ 2000e et seq.;

◦	The Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. §§ 621 et seq. (the “ADEA”);

◦	The Americans with Disabilities Act of 1990, as amended, 42 U.S.C. §§ 12101 et seq.;

◦	The Employee Retirement Income Security Act of 1974, as amended, 29 U.S.C. §§ 1001 et seq.;

◦	The Family and Medical Leave Act of 1993, as amended, 29 U.S.C. §§ 2601 et seq.;

◦	The Genetic Information Nondiscrimination Act of 2008, as amended, 42 U.S.C. §§ 2000ff et seq.;

◦	The National Labor Relations Act of 1935, as amended, 29 U.S.C. §§ 151 et seq. (the “NLRA”);

◦	the Fair Credit Reporting Act, as amended, 15 U.S.C. §§ 1681 et seq.;

◦	“Whistleblower” laws (other than as provided for in Paragraph 20 herein) and laws protecting “whistleblowers” from retaliation;

◦
The New York State Human Rights Law, as amended, N.Y. Exec. Law §§ 290 et seq.; the New York State Worker Adjustment and Retraining Notification Act, as amended, N.Y. Labor Law §§ 860 et seq.; Article 6 of the New York Labor Law, as amended, N.Y. Labor Law §§ 190 et seq.; the New York Nondiscrimination for Legal Actions Law, as amended, N.Y. Labor Law § 201-d; the New York State Fair Credit Reporting Act, as amended, N.Y. Gen. Bus. Law §§ 380 et seq.; Article 23-A of the New York State Corrections Law, as amended, N.Y. Correc. Law §§ 750 et seq.; the New York City Human Rights Law, as amended, N.Y.C. Admin. Code §§ 8-101 et seq.; the New York City Earned Sick Time Act, as amended, N.Y.C. Admin. Code §§ 20-911 et seq.; the New York City Stop

Exhibit 10.4

Credit Discrimination in Employment Act, as amended, N.Y.C. Admin. Code §§ 8-102(29), 8-107(9)(d), 8-107(24); and the New York City Fair Chance Act, as amended, N.Y.C. Admin. Code §§ 8-102(5), 8-107(9) et seq.;

◦	Any other state’s and local government’s human rights laws, anti-discrimination laws, and “plant closing”/mini-WARN Act laws;

◦
Anti-retaliation laws, including without limitation retaliation claims under the New York State Workers’ Compensation Law, as amended, N.Y. Workers’ Comp. Law § 120, and the New York State Disability Benefits Law, as amended, N.Y. Workers’ Comp. Law § 241;

◦
Any law of England and Wales, including, but not limited to the Employment Rights Act 1996, the Working Time Regulations 1998, the Equality Act 2010, the Human Rights Act 1998, the Data Protection Act 1998 and the Protection of Harassment Act 1997; and

◦	Any other federal, state, or local constitution, statute, rule, or regulation;
in each case, as such laws may be amended or supplemented from time to time; provided, that you do not release or discharge the Avon Released Parties: (x) from any Claims arising based on facts, circumstances, actions or inactions after the date on which you execute this Agreement; (y) from any Claims for a breach by Avon of its obligations under this Agreement; or (z) from any Claims that by law cannot be released or waived. It is understood that the release herein does not release the Avon employee benefit plans from any claims for vested benefits that you have under the terms of any of Avon’s employee benefit plans applicable to you, and it does not release Avon of its obligations to indemnify you or cover you under its director and officer liability insurance policy with respect to your service as a director and officer of Avon, subject to and in accordance with Avon’s governing documents and policies. It is further understood that nothing in this General Release of Claims shall preclude or prevent you from challenging the validity of this General Release of Claims solely with respect to any waiver of any Claims arising under the ADEA after the date on which you execute this General Release of Claims.
Nothing in this Agreement is to be construed as an admission on behalf of the Avon Released Parties of any wrongdoing with respect to you, any such wrongdoing being expressly denied.
You represent and warrant that you have not filed any complaint, charge, claim, or proceeding against any of the Avon Released Parties before any federal, state, or local agency, court, or other body relating to your employment and the cessation thereof or to any claim released in this Agreement, and that you are not currently aware of any facts or basis for filing such a complaint, charge, claim, or proceeding against any of the Avon Released Parties. Except as otherwise provided in this Agreement, you agree that, if you or any other person or entity files an action, complaint, charge, claim, or proceeding against any of the Avon Released Parties, you will not seek or accept any monetary, equitable, or other relief in such action, complaint, charge, claim, or proceeding (including without limitation, relief that would provide you with reinstatement to employment with Avon) and that you will take all available steps/procedures to withdraw and/or dismiss the complaint, charge, claim or proceeding, regardless of who filed or initiated such complaint, charge, claim, or proceeding, whether pursued solely on your behalf or on behalf of a greater class of individuals.
If you are employed in, or, were formerly employed in the State of California, you additionally acknowledge that you are aware of and familiar with the provisions of Section 1542 of the California Civil Code, which provides as follows:
“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the general release which if known by him must have materially affected his settlement with the debtor.”
If you are employed in, or, were formerly employed in the State of California, by signing this Agreement, you hereby waive and relinquish all rights and benefits which you may have under Section 1542 of the California Civil Code and under the law of any other state or jurisdiction to the same or similar effect. You represent and warrant that you have the authority to enter into this general release on your behalf individually and to bind all persons and entities claiming through you.
You acknowledge: (w) that you are receiving valuable consideration in exchange for your execution of this Agreement that you would not otherwise be entitled to receive; (x) that you were given at least twenty-one (21) days in which to consider this Agreement; (y) that any changes made to this Agreement, whether material or immaterial, will not restart the twenty-one (21) day consideration period; and (z) that you are entitled to revoke this Agreement in writing, within seven (7) days after you sign each, respectively. Such revocation must be delivered to the Company as provided herein within the applicable seven (7)-day period, in which case you will receive no benefits other than basic

Exhibit 10.4

severance (as defined under the Severance Plan) and neither this Agreement, nor your eligibility to receive the Severance Benefits, will go into effect.

19.	Additional Representations

a.
You acknowledge that you have been paid in full (or will be paid in full pursuant to the Company’s normal payroll practice policy) for all hours that you have worked for Avon, that you have properly reported all hours worked, and that other than what is provided for in this Agreement (and under the terms and conditions of the employee benefit plans and equity agreements and plans referenced herein), you have no other rights to any other compensation or benefits.

b.
You further acknowledge that you have not been denied any leave requested under the Family and Medical Leave Act (“FMLA”) or applicable state leave laws and that, to the extent applicable, you have been returned to your job, or an equivalent position, following any FMLA or state leave taken pursuant to the FMLA or state laws.

c.
You acknowledge, understand and agree that you have reported (or will timely report for occurrences that occur after the date that you sign this Agreement) to Avon any work related injury or illness that occurred up to and including the Separation Date.

d.	You acknowledge and certify that you have complied with Avon’s Code of Conduct and its principles.

e.	You acknowledge and agree that you have no additional employment rights against any of the Avon Released Parties as a result of your international assignment.

20.	Reservation of Certain Rights
You understand that nothing in this Agreement is intended, and nothing in this Agreement will be construed, to prevent, interfere with, or otherwise restrict communications or actions protected or required by applicable law, including the legitimate exercise of any Section 7 rights under the NLRA that you may have during your employment with Avon (such as discussing terms and conditions of employment and other workplace conditions).
Protection of Whistleblower Rights: This Agreement is not intended to, and shall be interpreted in a manner that does not, limit or restrict you from exercising any legally protected rights that you may have under any applicable statutes, regulations and rules intended to protect whistleblowers (including pursuant to Rule 21F under the Securities Exchange Act of 1934, as amended).

21.
Compliance with Laws/Tax Treatment: Avon will comply with all payroll/tax withholding requirements and will include in income these benefits as required by law. Avon cannot guarantee the tax treatment of any of these benefits and makes no representation regarding the tax treatment.

22.
Internal Revenue Code Section 409A: The parties hereto have a made a good faith effort to comply with current guidance under Section 409A. The intent of the parties hereto is that payments and benefits under this Agreement comply with or be exempt from Section 409A and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith, including, without limitation, that references to “termination of employment” and like terms, with respect to payments and benefits that are provided under a “nonqualified deferred compensation plan” (as defined in Section 409A) that is not exempt from Section 409A, will be interpreted to mean “separation from service” (as defined in Section 409A). In the event that amendments to this Agreement are necessary in order to comply with Section 409A or to minimize or eliminate any income inclusion and penalties under Section 409A (e.g., under any document or operational correction program), Avon and you agree to negotiate in good faith the applicable terms of such amendments and to implement such negotiated amendments, on a prospective and/or retroactive basis, as needed. To the extent that any amount payable or benefit to be provided under this Agreement constitutes an amount payable or benefit to be provided under a “nonqualified deferred compensation plan” (as defined in Section 409A) that is not exempt from Section 409A, and such amount or benefit is payable or to be provided as a result of a “separation from service” (as defined in Section 409A), and you are a specified employee (as defined in Section 409A and determined pursuant to procedures adopted by Avon from time to time) on your

Exhibit 10.4

separation from service date, then, notwithstanding any other provision in this Agreement to the contrary, such payment or benefit will not be made or provided to you during the six (6) month period following your separation from service. Notwithstanding the foregoing, Avon makes no representation to you about the effect of Section 409A on the provisions of this Agreement and Avon shall have no liability to you in the event that you become subject to taxation under Section 409A (other than any tax reporting and/or withholding obligations that Avon may have under applicable law).

23.
Advice of Counsel: You acknowledge that you have been and are hereby advised by Avon to consult with an attorney about this Agreement and its General Release of Claims prior to signing and you represent that you did so to the extent that you deemed appropriate or you knowingly and voluntarily waived your right to do so. You represent and warrant that you fully understand the terms of this Agreement and its General Release of Claims , and you knowingly and voluntarily, of your own free will, without any duress, being fully informed, and after due deliberation, accept its terms and sign below as your own free act. You understand that, as a result of signing this Agreement you will not have the right to assert that Avon or any other Avon Released Party unlawfully terminated your employment or violated any of your rights in connection with your employment.

24.
Challenge to the Validity of the Agreement and Communication with Government Agency: Nothing in this Agreement: (x) limits or affects your right to challenge the validity of the General Release of Claims under the ADEA or the Older Workers Benefit Protection Act; or (y) precludes you from filing an administrative charge or otherwise communicating with any federal, state or local government office, official or agency. However, you promise and agree never to seek or accept any damages or other legal remedies, or any equitable remedies or relief (including, without limitation, relief that would provide you with reinstatement to employment with Avon), and hereby waive any right to recovery of any such damages, remedies or other relief for you personally with respect to any claim released by Paragraph 18, regardless of whether another person or entity or you initiate the underlying action related to the Claim. You also promise and agree not to voluntarily offer to be a witness and/or voluntarily provide evidence in support of any lawsuit brought by a third party (excluding governmental agencies) against Avon or the Avon Released Parties (as defined in the General Release of Claims above).

25.
Permissible Time to Sign Agreement. In order to receive the Severance Benefits, you must sign and return this Agreement no earlier than the Separation Date and no later than thirty (30) days following the Separation Date. If you do not sign and return the Agreement within this time period, then the offer of the Severance Benefits described herein will expire and you will not be entitled to any Severance Benefits. As long as you sign and return this Agreement within this time period, you will have seven (7) days immediately after the date of your signature to revoke your decision by delivering, within the seven (7) day period, written notice of revocation to Avon’s Senior Vice President, General Counsel. If you timely sign and return this Agreement and do not revoke it, then this Agreement will become effective on the eighth (8th) day immediately following the date of your signature.

You understand that the present offer of the Severance Benefits is made without prejudice and is conditional upon its unqualified acceptance and compliance with the execution and delivery requirements described above for this Agreement. Note that the Agreement includes an agreement regarding your ongoing obligation to protect and preserve the confidentiality of the Confidential Information obtained or accessed while you were in the employ of Avon.
Your signature below signifies your voluntary acceptance of the terms of this Agreement, its confidentiality clauses and your election to receive the Severance Benefits, which benefits you acknowledge you would not otherwise be entitled to receive
A duplicate copy of this Agreement is attached for your files. Please sign and date both copies of this Agreement, in the spaces provided, returning one copy to Avon and retaining the other copy for your records. If you elect not to enter into this Agreement and accept the Severance Benefits, please notify Avon, in writing, as soon as practicable of your decision. Your failure to timely return the executed Agreement, will be treated as your rejection of the Severance Benefits.

Exhibit 10.4

Sheri, thank you again for your contributions to Avon. We wish you the best in your future endeavors.
Sincerely,

AVON PRODUCTS, INC.

By: /s/ Susan Ormiston __
Susan Ormiston
SVP, Chief Human Resources Officer

ACKNOWLEDGEMENT AND AGREEMENT
I have carefully reviewed, understood and agree with the terms and conditions specified in this Agreement above. I have signed to indicate my acceptance thereof.

Date: 4/9/18________        By: /s/ Sherilyn McCoy ____
Sherilyn McCoy